KGHM POLSKA MIEDŹ S.A.



ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exch

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	16 June 2005	No of sheets:	18

Current report 31/2005

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. which was held on 15 June 2005:

Resolution Nr 1/2005
regarding election of the Chairman of the General Meeting, with the following wording:

„On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec.3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the General Meeting.

II. This resolution comes into force on the date it is taken."

Resolution Nr 2/2005
regarding acceptance of the agenda of the General Shareholders Meeting, with the following wording:

The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 19 may 2005, Nr 97, item 5451.

II. This resolution comes into force on the date it is taken.

dlw 6/21

Exemption number: 82 4639

Resolution Nr 3/2005
regarding approval of the Supervisory Board Report on its evaluation of the Report of the Management Board on the Activities of the Company for the financial year 2004, the Financial Statements of the Company for the financial year 2004, and of the proposal of the Management Board on the distribution of Company profit for the financial year 2004 and the coverage of losses from prior financial years, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 in connection with art. 382 § 3 of the Commercial Partnerships and Companies Code, and § 20 section 2 point 3 of the Statutes of the Company, the following is resolved:

I. The Report of the Supervisory Board on its evaluation of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. for the financial year 2004, the Financial Statements of KGHM Polska Miedź S.A. for the financial year 2004, and the proposal of the Management Board on the distribution of Company profit for the financial year 2004 and the coverage of losses from prior financial years, is hereby approved.

II. This resolution comes into force on the date it is taken.

Resolution Nr 4/2005
regarding approval of the Report of the Management Board on the Activities of the Company for the financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in the financial year 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 5/2005
regarding approval of the Financial Statements of the Company for the financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation carried out by the Supervisory Board, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Financial Statements of KGHM Polska Miedź S.A. for the financial year 2004, consisting of:

- the introduction to the financial statements,

- the balance sheet as at 31 December 2004, which shows total assets and liabilities of PLN 8 948 436 405 36 [PLN 8 948 436 thousand] or eight billion, nine hundred and forty-eight million, four hundred thirty-six thousand, four hundred and five and thirty-six one-hundredths PLN,

- the income statement for the financial year for the period 1 January to 31 December 2004, which shows a net profit of PLN 1 397 169 466.02 [PLN 1 397 169 thousand] or one billion, three hundred ninety-seven million, one hundred sixty-nine thousand, four hundred and sixty-six and two one-hundredths PLN,

- the statement of changes in equity for the period from 1 January to 31 December 2004 showing an increase in equity of PLN 1 330 301 765.59 [PLN 1 330 302 thousand] or one billion, three hundred thirty million, three hundred one thousand, seven hundred and sixtyfive and fifty-nine one-hundredths PLN,

- the cash flow statement for the period 1 January to 31 December 2004, which shows total net cash flow - an increase during the financial year of PLN 46 602 038.25 [PLN 46 602 thousand] or forty-six million, six hundred two thousand, thirty-eight and twenty-five-hundredths PLN, and a change in cash and cash equivalents of PLN 46 186 045.59 [PLN 46 186 thousand] or forty-six million, one hundred eighty-six thousand, forty-five and fifty-nine one-hundredths PLN and,
- explanatory notes and additional information.

II. This resolution comes into force on the date it is taken.

Resolution Nr 6/2005
regarding the distribution of Company profit for financial year 2004 and the coverage of the loss from prior financial years, with the following wording:

On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the Management Board's proposal concerning distribution of profit for the financial year 2004, the General Shareholders Meeting hereby resolves that:

the profit of KGHM Polska Miedź S.A. for the financial year 2004 in the amount of PLN 1 397 169 466.02 [PLN 1 397 169 thousand] or one billion, three hundred ninety-seven million, one hundred sixty-nine thousand, four hundred and sixty-six and two onehundredths PLN shall be distributed in the following manner:

- to shareholders' dividends PLN 400 000 000,00, representing PLN 2,00 per share,
- to reserve capital PLN 997 169 466,02.

II. The General Shareholders Meet ng hereby establishes the following:

- rights date to dividends (record date): 8 July 2005,
- dividend payment date: 2 August 2005

III. Following review of the Management Board's proposal concerning coverage of the loss from prior financial years in the amount PLN 564 818 040.48 [PLN 564 818 thousand] or five hundred sixty-four million, eight hundred eighteen thousand, forty and forty-eight onehundredths PLN, the General Shareholders Meeting hereby resolves to cover this loss by reserve capital.

IV. This resolution comes into force on the date it is taken.

Resolution Nr 7/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Wiktor Błądek – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 (during the period in which he fulfilled this function from 29 March 2004 to 31 December 2004).

II. This resolution comes into force on the date it is taken.

Resolution Nr 8/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Andrzejowi Kowalczyk – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 29 March 2004 to 16 November 2004.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 9/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Andrzej Krug – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 29 March 2004 to 31 December 2004 .

II. This resolution comes into force on the date it is taken.

Resolution Nr 10/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Grzegorz Kubacki – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 29 March 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 11/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Robert Nowak – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 22 November 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 12/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Stanisław Speczik – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 29 March 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 13/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jarosław Andrzej Szczepek – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 14/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Marek Szczerbiak – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 29 March 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 15/2005
regarding approval of the activities of members of the Management Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Tadeusz Szeląg – member of the Management Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 29 March 2004 .

II. This resolution comes into force on the date it is taken.

Resolution Nr 16/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Józef Czyczerski – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004 .

II. This resolution comes into force on the date it is taken.

Resolution Nr 17/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Leszek Hajdacki – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 18/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Tadeusz Janusz – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 16 April 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 19/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Bohdan Kaczmarek – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 16 April 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 20/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jerzy Kisilowski – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 16 April 2004.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 21/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Ryszard Kurek – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 22/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Janusz Maciejewicz – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 23/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jerzy Markowski – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 24/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Elżbieta Niebisz – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 July 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 25/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jan Rymarczyk – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 26/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Jan Stachowicz – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 16 April 2004 to 1 July 2004.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 27/2005
regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2004, with the following wording:

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby acknowledges that Marek Wierzbowski – member of the Supervisory Board of KGHM Polska Miedź S.A., fulfilled his duties in a proper manner in the financial year 2004 during the period in which he fulfilled this function from 1 January 2004 to 31 December 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 28/2005
regarding approval of the Supervisory Board report on the results of its evaluation of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for the financial year 2004 and of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group for the financial year 2004, with the following wording:

On the basis of § 29 section 1 point 1 in connection with § 20 section 2 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The Report of the Supervisory Board on its evaluation of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for the financial year 2004 and of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2004, is approved.

II. This resolution comes into force on the date it is taken.

Resolution Nr 29/2005
regarding approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2004, with the following wording:

On the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A. in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and with due regard being given to the results of the evaluation by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2004.

II. This resolution comes into force on the date it is taken.

Resolution Nr 30/2005
regarding approval of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for the financial year 2004, with the following wording:

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 and art. 63c section 4 of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the evaluation by the Supervisory Board of the Statements, the following is resolved:

I. Following its review, the General Shareholders Meeting approves the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for the financial year 2004, consisting of:

- the introduction to the consolidated financial statements,

- the consolidated balance sheet as at 31 December 2004, which shows total assets and liabilities of PLN 9 292 579 613.46 [PLN 9 292 580 thousand] or nine billion, two hundred ninety-two million, five hundred seventy-nine thousand, six hundred and thirteen and forty six one-hundredths PLN,

- the consolidated income statement for the financial year for the period from 1 January 2004 to 31 December 2004, showing a net profit of PLN 1 392 458 999.77 [PLN 1 392 459 thousand] or one billion, three hundred ninety-two million, four hundred fifty-eight thousand, nine hundred and ninety-nine and seventy-seven one-hundredths PLN,

- the statement of changes in consolidated equity for the period from 1 January 2004 to 31 December 2004, showing an increase of equity in the amount of PLN 1 984 061 138.31 [PLN 1 984 062 thousand] or one billion, nine hundred eighty-four million, sixty-one thousand, one hundred and thirty-eight and thirty-one one-hundredths PLN,

- the consolidated cash flow statement showing total net cash flow of PLN 29 749 877.08 [PLN 29 750 thousand] or twenty-nine million, seven hundred forty-nine thousand, eight hundred and seventy-seven and eight one-hundredths PLN, and an increase in cash and cash equivalents of PLN 28 650 329.58 [PLN 28 650 thousand] or twenty-eight million, six hundred fifty thousand, three hundred and twenty–nine and fifty-eight one hundredths PLN, and,

- additional information and explanations.

II. This resolution comes into force on the date it is taken.

Resolution Nr 31/2005
regarding settlement of the effects of a hyperinflationary revaluation of share capital, to be presented in the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group, prepared in accordance with International Financial Reporting Standards and International Accounting Standards (IFRS/IAS), with the following wording:

On the basis of art. 2 section 3 and art. 55 section 6a of the Act of 29 September 1994 on Accounting (Journal of Laws of 2002, nr 76, item 694 with later changes) and art. 395 § 5 of the Commercial Partnerships and Companies Code, General Shareholders Meeting resolves the following:

I. In order to ensure settlement of the effects of revaluation of the share capital in the amount of PLN 5 413 573 130.12 (or five billion, four hundred thirteen million, five hundred seventy-three thousand, one hundred and thirty and twelve one-hundredths PLN), carried out as at the date of transition to IAS - adhering to the requirements of § 24 IAS 29 „Financial Reporting in Hyperinflationary Economies"- the effects of the revaluation of share capital settled in retained earnings (a loss) from prior years in the amount of PLN 5 413 573 130.12 (or five billion, four hundred thirty million, five hundred seventy-three thousand, one hundred and thirty and twelve one-hundredths PLN), is hereby covered by share capital after its hyperinflationary revaluation.

II. This revaluation of share capital, and the coverage of retained earnings from prior years by share capital, as described in sec. 1, are only subject to presentation in the consolidated financial statements of the KGHM Polska Miedź S.A. Group prepared and published in accordance with International Financial Reporting Standards and International Accounting Standards for subsequent financial periods.

III. This resolution comes into force on the date it is taken.

Resolution Nr 32/2005
regarding approval of the disposal of an organised part of KGHM Polska Miedź S.A., comprising the Water Management Division in Lubin, with the following wording:

On the basis of art. 393 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 11 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby grants its approval for the disposal by KGHM Polska Miedź S.A. to „Energetyka" sp. z o.o. with its registered head office in Lubin of an organised part of the Company, representing the KGHM Polska Miedź S.A. Division – Water Management Plant in Lubin, comprising moveable and immoveable assets (as evidenced in the property listing of KGHM Polska Miedź S.A. O/ZGW as at 30 June 2005, attached to these resolutions), having a book value of PLN 54 594 463.08 (or fifty-four million, five hundred ninety-four thousand, four hundred and sixty-three and eight one hundredths PLN) for a price conforming to its market value, amounting to PLN 66 408 886.67 (or sixty-six million, four hundred eight thousand, eight hundred and eighty-six and sixty-seven one-hundredths PLN),

presented in annexes nrs 1-7 representing an integral part of the notary act, including the property described in annexes nrs 1 and 2.

II. This resolution comes into force on the date it is taken.

Resolution Nr 33/2005
regarding approval of implementation by KGHM Polska Miedź SA of "Best Practices in Public Companies 2005", with the following wording:

On the basis of art. 395 §5 of the Commercial Partnerships and Companies Code and in connection with resolution Nr 44/1062/2004 dated 15 December 2004 of the Supervisory Board of the Warsaw Stock Exchange regarding the acceptance of corporate governance principles by joint stock companies being issuers of shares, convertible bonds or privileged bonds, which have been admitted to public trading on an official market, the following is resolved:

I. The General Shareholders Meeting hereby approves of the implementation by KGHM Polska Miedź S.A. of the document titled "Best Practices in Public Companies 2005" in the wording accepted by the Management Board of KGHM Polska Miedź S.A. on the basis of resolution Nr 80/V/2005 dated 7 February 2005 of the Management Board, and on the basis of resolution Nr 7/V/05 dated 7 February 2005 of the Supervisory Board.

II. This resolution comes into force on the date it is taken.

Resolution Nr 34/2005
regarding changes to the Statutes of the Company, with the following wording:

On the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 section 1 point 5 of the Statutes of KGHM Polska Miedź S.A., the General Shareholders Meeting resolves the following:

I. In § 16 of the Statutes of the Company after section 4, sections 5-8 are added, with the following wording:

„5. At least two members of the Supervisory Board should be independent members, meeting the following criteria:
1) does not work for the Company, its divisions, or with a related entity of the Company, either as an employee or in any other legal relationship,
2) is not a member of the Supervisory Board or Management Board of an entity related to the Company,
3) is not a partner or shareholder controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity,
4) is not a member of the Supervisory Board or Management Board or an employee of an entity controlling 5% or more of the votes at the General Shareholders Meeting of the Company or at the General Shareholders Meeting of a related entity,

5) is not a direct family member related by blood in an ascending or descending line, a spouse, brother or sister, a parent of a spouse or an adoptee of any of the persons mentioned above in points 1-4.

6. An independent member of the Supervisory Board should meet the criteria for independence defined in sec. 5, throughout his entire tenure. Should the Supervisory Board or Management Board of the Company be informed that an independent member of the Supervisory Board of the Company has ceased during his tenure to meet the criteria for independence, and should this cause the Company to fail to meet the criteria of having at least two independent members, action should be taken to ensure that the said member of the Supervisory Board submit his/her early resignation or that said member is recalled.

7. Prior to being appointed to the Supervisory Board of the Company, a candidate for the position of independent member of the Supervisory Board is required to submit a declaration in writing that he/she meets the criteria for independence defined in sec. 5.

8. A related entity as mentioned in sec. 5 is hereby defined as a parent entity of the Company, a subsidiary of the Company or as a subsidiary of the entity which is a parent to the Company. Determination as to whether an entity is a parent to or subsidiary of the Company is made based on the appropriate clauses of the Corporate Partnerships and Companies Code or on the Accounting Act."

II. In § 23 of the Statutes of the Company after section 4, section 5 is added, with the following wording:

„5. Removal of an item from the agenda or failure to consider an issue placed on the agenda at the request of the shareholders requires the passage of a resolution of the General Shareholders Meeting, following the earlier-expressed approval of all shareholders present who had put forward the said resolution, and supported by at least 75% of the votes cast at the General Shareholders Meeting".

III. This resolution comes into force on the date it is taken, with effect from the date of registration by the National Court of Registration.

Resolution Nr 35/2005
regarding changes in the Regulations of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A., with the following wording:

On the basis of § 28 section 2 of the Statutes of KGHM Polska Miedź S.A. the following is resolved:

I. The existing wording of § 11 sec. 2 of the Regulations of the General Shareholders Meeting is hereby removed, and is replaced by the following new wording:
„2. Removal of an item from the agenda or failure to consider an issue placed on the agenda at the request of the shareholders requires the passage of a resolution of the General Shareholders Meeting, following the earlier-expressed approval of all shareholders present who had put forward the said resolution, and supported by 75% of the votes cast at the General Shareholders Meeting".

II. This resolution comes into force on the date it is taken.

Resolution Nr 36/2005
regarding setting the number of members of the Supervisory Board of KGHM Polska Miedź S.A., with the following wording:

On the basis of § 16 section 1 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Shareholders Meeting hereby sets the number of Supervisory Board members at 9 persons.

II. This resolution comes into force on the date it is taken.

Resolution Nr 37/2005
regarding confirmation of the validity of the elections of members of the Supervisory Board chosen by the employees of KGHM Polska Miedź S.A., with the following wording:

On the basis § 34 of the Regulations for the election and recall of members of the Supervisory Board of KGHM Polska Miedź S.A. chosen by the employees of the Company, the following is resolved:

I. The General Shareholders Meeting hereby acknowledges the validity of the elections held in the Company on 18-19 May 2005, as a result of which the employees of KGHM Polska Miedź S.A. elected three members to the Supervisory Board. Resolution Nr 4/2005 of the Electoral Committee for the conduct of elections of employee representatives to the 6th term Supervisory Board of KGHM Polska Miedź S.A. dated 24 May 2005, and the protocol of the Electoral Committee of the Company on the elections of employee representatives to the 6th term Supervisory Board of KGHM Polska Miedź SA, shall be annexes to this resolution, representing an integral part of the notary act.

II. This resolution comes into force on the date it is taken.

Resolution Nr 38/2005
regarding appointment to the Supervisory Board for a new term of persons elected by the employees of the Company, with the following wording:

On the basis of art. 385 §1 of the Commercial Partnerships and Companies Code, art. 14 of the Law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies (Journal of Laws Nr 171, item 1397 with later changes) and on the basis of § 16 of the Statutes of the Company, the following is resolved:

I. The General Shareholders Meeting hereby appoints the following employee-elected persons to the Supervisory Board of KGHM Polska Miedź S.A.:
Józef Czyczerski

Ryszard Kurek
Leszek Hajdacki

II. This resolution comes into force on the date it is taken.

Resolution Nr 39/2005
regarding appointment to the Supervisory Board, with the following wording:

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and on the basis of § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Elżbieta Niebisz is hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken.

Resolution Nr 40/2005
regarding appointment to the Supervisory Board, with the following wording:

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and on the basis of § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Tadeusz Janusz is hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken.

Resolution Nr 41/2005
regarding appointment to the Supervisory Board, with the following wording:

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and on the basis of § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Jan Rymarczyk is hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken.

Resolution Nr 42/2005
regarding appointment to the Supervisory Board, with the following wording:

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and on the basis of § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Krzysztof Szamałek is hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken.

Resolution Nr 43/2005
regarding appointment to the Supervisory Board, with the following wording:

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and on the basis of § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Maciej Kruk is hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken.

Resolution Nr 44/2005
regarding appointment to the Supervisory Board, with the following wording:

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and on the basis of § 16 section 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Marek Wierzbowski is hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken.

Legal basis:
§45, section 1 point 5 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR GENERALNY
...nicielskiego
...skich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Mirosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	16 June 2005	No of sheets:	1

Current report 32/2005

The Management Board of KGHM Polska Miedź S.A. anounces that on 15 June 2005 the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. decided on the amount of PLN 400 000 000.00 as shareholder dividend, representing PLN 2.00 per share.
The General Shareholders Meeting established the following:
- rights date to dividend (record date) - 8 July 2005
- dividend payment date - 2 August 2005.

Legal basis:
§45, section 1 point 7 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	16 June 2005	No of sheets:	1

Current report 33/2005

The Management Board of KGHM Polska Miedź S.A. announces that the following persons were appointed to the Supervisory Board of the Company for a new term by the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 15 June 2005:

1. Tadeusz Janusz,
2. Maciej Kruk,
3. Elżbieta Niebisz,
4. Jan Rymarczyk,
5. Krzysztof Szamałek,
6. Marek Wierzbowski,

as well as the following persons elected by the employees of KGHM Polska Miedź S.A.:

7. Józef Czyczerski,
8. Leszek Hajdacki,
9. Ryszard Kurek.

The Company will provide information regarding the newly-appointed Members of the Supervisory Board, as required by the Decree of the Council of Ministers dated 21 March 2005 regarding current and periodic information provided by issuers of securities, at a later date in the form of an individual current report.

Legal basis:
§5, section 1 point 26 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek